CODA Markets, Inc.

Financial Statements and
Independent Auditors' Report

As of and for the Year Ended
December 31, 2021

Filed as a Public Document pursuant to Rule 17a-5(d) of the Securities Exchanges Act of 1934.

PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47077

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/21** AND ENDING **12/31/21**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CODA Markets, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2624 Patriot Blvd.

(No. and Street)

Glenview	**IL**	**60026**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edward O'Malley	**(224) 521-2700**	eomalley@codamarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly Virchow Krause, LLP

(Name – if individual, state last, first, and middle name)

1 Pennsylvania Plaza #3000	**New York**	**NY**	**10119**
(Address)	(City)	(State)	(Zip Code)
October 22, 2003		**23**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CODA MARKETS, INC.

TABLE OF CONTENTS

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OATH OR AFFIRMATION

I, Edward O'Malley, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CODA Markets, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

The Company is making this filing without a notarization based upon the updated Division of Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns (6/18/2020) and difficulties arising from COVID-19.

Notary Public

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report of Independent Registered Public Accounting Firm

To the Board of Directors of of CODA Markets, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CODA Markets, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provided a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2018.
New York, New York
March 25, 2022

CODA MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash and Cash Equivalents	$ 1,704,410
Receivable from Clearing Organization	1,654,030
Receivable from Broker/Dealers, less Allowance for Credit Losses of $60,000	1,852,868
Vendor Rebates Receivable	1,202,687
Related Party Receivable	151,000
Prepaid Income Taxes	667,911
Property and Equipment, net	854,439
Intangibles, net	8,497
Other Assets	52,247
TOTAL ASSETS	$ 8,148,089

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts Payable and Accrued Expenses	$ 2,663,957
Other Liabilities	1,829
TOTAL LIABILITIES	2,665,786

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY

Common Stock, $.01 Par Value, Authorized 20,000 Shares; Issued and Outstanding 1,000 Shares	10
Additional Paid-In Capital	3,002,408
Retained Earnings	2,479,885
Total Stockholder's Equity	5,482,303
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 8,148,089

The accompanying notes are an integral part of this financial statement.

CODA MARKETS, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Company. CODA Markets, Inc. (the "Company"), formerly a wholly-owned subsidiary of PDQ Enterprises, LLC ("Enterprises"), was incorporated in the state of Connecticut on October 22, 1993. On October 22, 2021 Enterprises entered into an agreement and plan of merger ("Apex Merger Agreement") with Apex Fintech Solutions, LLC ("Apex Fintech"), a New York limited liability company and AFS Merger Sub, LLC ("AFS Merger Sub"), a New York limited liability company and wholly-owned subsidiary of Apex Fintech. On December 30, 2021, the Company entered into an agreement and plan of merger ("Merger Agreement") with Enterprises. On December 31, 2021 Apex Fintech completed the acquisition of the Company and Enterprises ("PDQ Acquisition"). After the completion of the PDQ Acquisition, AFS Merger Sub merged with and into PDQ, with PDQ being the surviving entity (the "Initial Merger"). Following the completion of the Initial Merger, PDQ merged with and into CODA, (the "Merger Effectiveness Time"), with CODA being the surviving entity and the existence of PDQ ceasing ("Second Merger"), achieving a streamlined organizational structure for Apex Fintech and creating internal efficiencies. The Second Merger, which the effect is reflected in these financial statements, resulted in CODA becoming a wholly owned subsidiary of Apex Fintech.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is providing an alternative trading system to its customers that includes execution and routing services. The Company also develops software that assists clients to access market quotes and manage trade orders, and provides financial software and trading platforms. Enterprises is engaged in the business of developing and providing financial software including trading platforms to match trades, and route and execute securities orders. Using software provided by Enterprises, the Company operates an alternative trading system and provides routing and execution services to its subscribers.

Basis of Presentation. The merger of the Company and Enterprises has been accounted for as a merger of entities under the common control. The assets and liabilities of Enterprises remained at their historical carrying amounts on the date of the transaction, with no goodwill being recognized. The transaction required retrospective combination of the financial information of the Company and Enterprises, as if the transaction occurred on January 1, 2021, the Company's financial year similar to a pooling of interest. See Note 2, *Enterprises Common Control Combination*, for additional information.

The Company's Statement of Financial Condition as of December 31, 2021 consists of the combined balances of the Company and Enterprises. The Company's Statement of Income for the year ended December 31, 2021 consists of the combined results of operations of the Company and Enterprises.

Significant Accounting Policies. A summary of the Company's significant accounting policies are as follows. The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

Management Estimates and Assumptions. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Revenue Recognition. The Company uses revenue recognition guidance which requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

CODA MARKETS, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Commissions and Fees. The Company earns commissions and fees that are generated through upfront commissions or other nonrelated selling agreements. Commissions and related clearing expenses are recorded on a trade-date basis at a point in time as the securities transactions occur. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Reimbursable Fees. Regulatory fees charged to subscribers are included in reimbursable fees in the Statement of Operations. The Company records the revenue when the transactions occur. The Company charges certain regulatory fees to every subscriber's sell side trade. The Company computes regulatory fees at the prevailing rate published by the SEC, rounding this fee up to the nearest penny. The Company pays its clearing firm for regulatory fees incurred on these transactions. If the fees charged by the clearing firm are less than the fees charged to subscribers, the Company may recognize income.

Concentration of Credit Risk. The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Cash and cash equivalents. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. The Company has cash on deposit at two financial institutions and at times during the year, cash balances may exceed insured limits.

The Company follows Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. The Company recorded a $60,000 allowance for credit losses as of December 31, 2021.

Vendor Rebate Receivables. A receivable resulting from the issuance of a credit invoice by a vendor for executions during a given time period.

Property and Equipment. Property and equipment is stated at cost less allowances for depreciation. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives.

The estimated useful lives for each major depreciable classification of property and equipment are as follows:

Furniture and Fixtures	7 years
Computer Equipment	5 years

CODA MARKETS, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Intangible Assets: The intangible assets are comprised of a patent called Procedural Order Processing and filed with the patent office in 2008, having an estimated useful life of 15 years.

	Gross Intangible Assets	Accumulated Amortization	Net
Patent	$ 110,309	$ 101,812	$ 8,497

Income Taxes. The current income tax provision results from applying federal statutory rates to income before income taxes because the Company is subject to state income taxes and certain nondeductible expenses, including $373,750 of non-deductible fines and penalties. As of December 31, 2021, the Company did not record an accrual for potential regulatory fines and penalties. These amounts may be deductible in future periods, but given that the ultimate deductibility is uncertain, management has not recognized a deferred tax adjustment. During the year the Company incurred a tax loss of approximately $677,050. Due to the AFS merger, the Company determined a change in ownership has occurred and as a result the net operating loss carry-forward will be subject to Internal Revenue Code section 382 limitations. The Company is still assessing the annual limitation on the net operating loss, and as such, has recorded a full valuation allowance on the entire net operating loss as of December 31, 2021. There are no other material temporary differences that would result in recognition of deferred tax assets or liabilities.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state (Illinois, New York, California, and Connecticut) or local income taxes for periods before 2015.

Leases. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term. Currently, the Company only has obligations as a lessee with initial non-cancelable terms of 12 months or less.

NOTE 2 – ENTERPRISES COMMOM CONTROL COMBINATION

Under the terms and conditions of the Apex Merger Agreement, prior to the merger of the Company and Enterprises, Enterprises merged with and into AFS Merger, with Enterprises being the surviving entity and the Company becoming an indirectly owned subsidiary of Apex Fintech. Based on an evaluation of the provisions of ASC 805, *Business Combinations*, the Company and Enterprises represent entities under common control of Apex Fintech. Subsequent to the completion of the Initial Merger, Enterprises merged with and into the Company, with the Company being the surviving entity and Apex Fintech owned all the issued and outstanding share capital of the Company. As a result, the assets, liabilities and operations of the Company and Enterprises are combined at their historical carrying amounts, and all historical periods are adjusted as if the Company and Enterprises had been combined since the Merger Effectiveness Time, when the entities were first under common control. Accordingly, the accompanying Financial Statements and Notes thereto have been retrospectively revised to include the transferred net assets and results of operations of Enterprises beginning on January 1, 2021. See Note 1, *Nature of the Company and Summary of Significant Accounting Policies*, for additional information on the common control combination.

On December 23, 2021 Enterprises bought back some of its issued and outstanding membership units for $630,111.

CODA MARKETS, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 – ENTERPRISES COMMOM CONTROL COMBINATION (Concluded)

The following table summarizes the final recording of assets and liabilities of Enterprises at their respective carrying values as of January 1, 2021:

Assets

Cash and Cash Equivalents	$	11,529,909
Prepaid Income Taxes		18,619
Property and Equipment, net		976,328
Intangibles		15,769
Other Assets		327,234

Liabilities

Accounts Payable and Accrued Expenses	1,686,690

NOTE 3 – OPERATING LEASES

The Company leases office space in Illinois, under an operating lease, that expired in January 2022, and was amended in January 2022 to extend the term 11 months and expiring December 31, 2022. The landlord is an officer of the Company.

Subsequent to the merger with Enterprise, the Company assumed the lease of Enterprise for additional office space in Illinois, under an operating lease. During January 2022, the lease was amended change the expiration date of the lease to December 31, 2022. The landlord is an officer of the Company.

NOTE 4 – CLEARING AGREEMENT

The Company has an agreement with two broker/dealers (clearing broker/dealers) whereby the Company's customers' securities transactions are cleared by the clearing broker/dealers on behalf of the Company. The Company is required to maintain a minimum of $500,000 and $150,000 deposit with the clearing broker/dealers to assure the Company's performance under the agreement. The initial term of this agreement was three years and automatically renews for successive one year terms unless written notification is provided 90 days prior to renewal date. Should the Company elect to terminate the agreement before the appropriate time of successive terms; the Company will pay a penalty of $25,000.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2021 consists of:

Furniture and Fixtures	$	68,304
Website Development		121,375
Equipment		2,843,962
		3,033,641
Accumulated depreciation		(2,179,202)
Property and equipment, net	$	854,439

CODA MARKETS, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 6 – PAYCHECK PROTECTION PROGRAM

In 2020, Enterprises received loan proceeds in the amount of $726,900 under the Paycheck Protection Program (PPP) which was established as part of the Coronavirus Aid, Relief and Economic Security (CARES) Act and is administered through the Small Business Administration (SBA). The PPP provides loans to qualifying businesses in amounts up to 2.5 times their average monthly payroll expenses and was designed to provide a direct financial incentive for qualifying businesses to keep their workforce employed during the Coronavirus crisis. PPP loans are uncollateralized and guaranteed by the SBA and are forgivable after a "covered period" (eight or twenty-four weeks) as long as the borrower maintains its payroll levels and uses the loan proceeds for eligible expenses, including payroll, benefits, mortgage interest, rent, and utilities. The forgiveness amount will be reduced if the borrower terminates employees or reduces salaries and wages more than 25% during the covered period. Any unforgiven portion is payable over 2 years at an interest rate of 1% with payments deferred until the SBA remits the borrower's loan forgiveness amount to the lender, PPP loan terms provide for customary events of default, including payment defaults, breaches of representations and warranties, and insolvency events and may be accelerated upon the occurrence of one or more of these events of default. Additionally, PPP loan terms do not include prepayment penalties.

The Company met the PPP's loan forgiveness requirements, and therefore, applied for forgiveness during December 2020. On March 29,2021, the Company received legal release from the SBA for the full amount of the loan.

The SBA reserves the right to audit any PPP loan, regardless of size. These audits may occur after forgiveness has been granted. In accordance with the CARES Act, all borrowers are required to maintain their PPP loan documentation for six years after the PPP loan was forgiven or repaid in full and to provide that documentation to the SBA upon request.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, and a ratio of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $2,200,646 which was $2,022,820 in excess of its required net capital of $177,826. The Company's net capital ratio was 1.21 to 1.

NOTE 8 – RELATED PARTY TRANSACTIONS

Apex Fintech Solutions, LLC

As of December 31, 2021, the Company had a receivable of $151,000 from Apex Fintech included in Related Party Receivable in the Statement of Financial Condition. Apex Fintech assumed employee loans during the acquisition of Enterprises and the Company received payment from Apex Fintech during January 2022.

Electronic Transaction Clearing, Inc.

The Company maintains a clearing agreement with Electronic Transaction Clearing, Inc. ("ETC"), doing business as Apex Pro, whereby the Company's customers' securities transactions can be cleared by ETC on behalf of the Company. ETC is a wholly-owned subsidiary of Apex Fintech. The Company is required to maintain a minimum $150,000 deposit with ETC which is included in Receivable from Clearing Organization in the Statement of Financial Condition.

In the ordinary course of business, ETC is a subscriber to the Company's alternative trading system. As of December 31, 2021, the Company had a receivable from ETC of $9,588, included in Receivable from Broker/Dealers in the Statement of Financial Condition.

Apex Clearing Corporation

In the ordinary course of business, Apex Clearing Corporation ("ACC"), a wholly-owned subsidiary of Apex Fintech, is a subscriber to the Company's alternative trading system. As of December 31, 2021, the Company had a receivable of $1,018 from ACC included in Receivable from Broker/Dealers in the Statement of Financial Condition.

CODA MARKETS, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 8 – RELATED PARTY TRANSACTIONS (Concluded)

PEAK6 Capital Management, LLC

Peak6 Capital Management, LLC ("CapMan") is a securities broker-dealer registered with the SEC and is a Member of FINRA. CapMan shares common owners with Apex Fintech.

In the ordinary course of business, CapMan is a subscriber to the Company's alternative trading system. CapMan and Apex Fintech are subsidiaries of PEAK6 Investments, LLC. As of December 31, 2021, the Company had a receivable of $214,002 from CapMan included in Receivable from Broker/Dealers in the Statement of Financial Condition.

NOTE 9 – MAJOR SUBSCRIBERS

There are three Broker/Dealer subscribers that amounted to 45%, 20%, and 12% of total revenue and three that amounted to 28%, 25% and 11% of total receivables from broker/dealers for the year ended December 31, 2021.

NOTE 10 – INDEMNIFICATIONS

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown, but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

NOTE 11 – SUBSEQUENT EVENTS

Management has evaluated all subsequent events through March 31, 2022, the date the accompanying financial statements were issued.